Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	Jurisdiction of Incorporation
AIDH TopCo, LLC	Delaware
AIDH Buyer, LLC	Delaware
Definitive Healthcare Holdings, LLC	Delaware
Definitive Healthcare, LLC	Massachusetts
Healthcare Sales Enablement, Inc.	Delaware
Monocl Holding Company	Delaware
Monocl Company	Delaware
Monocl AB	Sweden